Exhibit 12.1

	For the years ended September 30,
($ in thousands)	2006	2005	2004	2003	2002
Income from continuing operations before income taxes, net income (loss) of unconsolidated affiliates and minority interests	$63,406	$73,766	$51,015	$37,735	$66,167
Fixed Charges:
Interest expense	25,242	28,809	32,592	19,783	16,526
Interest portion of rent expense (1)	7,408	7,367	8,088	9,247	8,653
Amortized finance fees	1,833	1,712	1,560	2,000	2,000
Fixed charges	34,483	37,888	42,241	31,030	27,179
Earnings:
Income from continuing operations before income taxes, net income (loss) of unconsolidated affiliates and minority interests plus fixed charges	$97,889	$111,654	$93,256	$68,764	$93,346
Ratio of earnings to fixed charges (2)	2.84 x	2.95 x	2.21 x	2.22 x	3.43 x

(1) The interest component of rent expense is estimated at one-third of our reported lease expense.

(2) The ratio of earnings to fixed charges is computed by dividing fixed charges into income from continuing operations before income taxes, net income (loss) of unconsolidated affiliates and minority interests plus fixed charges. Fixed charges include interest (expensed or capitalized), amortization of debt issuance costs and the estimated interest component of rent expense.